Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111
GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.
SUPPLEMENT NO. 11 DATED JANUARY 15, 2013
TO THE PROSPECTUS DATED JANUARY 9, 2012
This document supplements, and should be read in conjunction with, our prospectus dated January 9, 2012 relating to our offering of $3,285,000,000 in shares of our common stock, or our initial public offering, as supplemented by Supplement No. 10 dated December 17, 2012, which replaced and superseded all prior supplements to our prospectus. Unless otherwise defined in this Supplement No. 11, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 11 is to disclose:

•	the status of our initial public offering; and

•
updates to the descriptions of our real estate acquisitions in our prospectus, including our recent acquisitions of Massachusetts Senior Care Portfolio located in Dalton and Hyde Park, Massachusetts; St. Petersburg Medical Office Building located in St. Petersburg, Florida; Bessemer Medical Office Building located in Bessemer, Alabama; Santa Rosa Medical Office Building located in Santa Rosa, California; North Carolina ALF Portfolio located in Fayetteville, Fuquay-Varina, Knightdale, Lincolnton and Monroe, North Carolina; Falls of Neuse Raleigh Medical Office Building located in Raleigh, North Carolina; and Central Indiana MOB Portfolio located in Carmel, Indianapolis and Lafayette, Indiana.

•	the declaration of distributions to our stockholders; and

•	an update regarding our executive stock purchase plans.
Status of Our Initial Public Offering
We commenced our initial public offering of shares of our common stock on August 24, 2009. As of January 11, 2013, we had received and accepted subscriptions in this offering for 112,576,737 shares of our common stock, or approximately $1,125,156,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of January 11, 2013, approximately 183,448,557 shares of our common stock remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in this offering until the earlier of February 20, 2013, or the date on which the maximum offering amount has been sold. We also reserve the right to terminate this offering at any time.
Recent Acquisitions
The following information should be read in conjunction with the “Prospectus Summary — Description of Investments” section beginning on page 8 of our prospectus and the “Investment Portfolio — Acquired Properties” section beginning on page 112 of our prospectus:

Acquired Properties
As of January 15, 2013, we had completed 49 acquisitions, comprising 143 buildings and an aggregate of approximately 5,463,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $1,324,596,000, in various states. Acquisitions made between November 10, 2012 and January 15, 2013 are listed below:

Property Name(1)	Type of Property	GLA (Sq Ft)	Occupancy	Purchase Date	Contract Purchase Price	Mortgage Debt(2)	Interest Rate(2)	Maturity Date	Property Taxes(3)	Capitalization Rate(4)	Location
Massachusetts Senior Care Portfolio	Healthcare-Related Facility	104,000	100%	12/10/12	$24,350,000	$—	—%	—	$163,000	9.20%	Dalton and Hyde Park, MA
St. Petersburg Medical Office Building	Medical Office	53,000	85.3%	12/20/12	$10,400,000	$—	—%	—	$86,000	7.58%	St. Petersburg, FL
Bessemer Medical Office Building	Medical Office	100,000	99.0%	12/20/12	$25,000,000	$—	—%	—	$167,000	7.23%	Bessemer, AL
Santa Rosa Medical Office Building	Medical Office	102,000	92.2%	12/20/12	$18,200,000	$—	—%	—	$170,000	7.72%	Santa Rosa, CA
North Carolina ALF Portfolio	Healthcare-Related Facility	185,000	100%	12/21/12	$75,000,000	$—	—%	—	$237,000	7.20%	Fayetteville, Fuquay-Varina, Knightdale, Lincolnton and Monroe, NC
Falls of Neuse Raleigh Medical Office Building	Medical Office	77,000	100%	12/31/12	$21,000,000	$—	—%	—	$134,000	7.14%	Raleigh, NC
Central Indiana MOB Portfolio	Medical Office	182,000	90.0%	12/31/12	$34,030,000	$5,462,000	6.60%	10/15/18	$390,000	7.42%	Carmel, Indianapolis and Lafayette, IN

(1)	We own 100% of all of our properties listed.

(2)	Represents the mortgage loan payable assumed by us on the property and the interest rate at the time of acquisition.

(3)	Represents the real estate taxes on the property for 2012.

(4)
The estimated capitalization rates are based on each property’s net operating income from the in-place leases for the twelve months after the date of purchase of the respective property, including any contractual rent increases contained in such leases for these twelve months, divided by the purchase price for the respective property, exclusive of any acquisition fees and expenses paid. In calculating each property’s net income, we generally estimate each property’s expenses for the twelve months after the date of purchase by evaluating historical expenses of the property and adjusting for factors such as the property’s age, location and other information we obtained during our due diligence examination of the property prior to its acquisition. We also estimate each property’s occupancy for the twelve months after the date of purchase using assumptions regarding upcoming lease renewals or terminations based on information we obtained about the property and its tenants during our due diligence examination of the property prior to its acquisition. The capitalization rates do not reflect reserves for replacements.

We will pay AHI Management Services, Inc., or AHI Management Services, an affiliate of our sub-advisor, 4.0% of the gross monthly cash receipts derived from the operations of these properties, except with respect to Massachusetts Senior Care Portfolio and North Carolina ALF Portfolio, for which we will pay an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the property. Among other things, AHI Management Services has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Additionally, our advisor entities and their affiliates were paid, as compensation for services rendered in connection with the investigation, selection and acquisition of the Massachusetts Senior Care Portfolio, St. Petersburg Medical Office Building, Bessemer Medical Office Building, Santa Rosa Medical Office Building, North Carolina ALF Portfolio, Falls of Neuse Raleigh Medical Office Building and Central Indiana MOB Portfolio, an acquisition fee of 2.60% of the contract purchase price of each property, which was paid as follows: (i) in shares of our common stock in an amount equal to 0.15% of the contract purchase price, at $9.198 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees, and (ii) the remainder in cash equal to 2.45% of the contract purchase price. Other affiliates of us, our advisor or our sub-advisor may receive additional fees or other compensation as a result of our property acquisitions in accordance with the compensation provisions described in our prospectus.

Renewal of Our Advisory Agreement

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Our Advisor and Sub-advisor” section beginning on page 10 of our prospectus, the “Risk Factors — Investment Risks — Our advisor entities may be entitled to receive significant compensation in the event of our liquidation or in connection with a termination of the advisory agreement” section beginning on page 29 of our prospectus, the “Risk Factors — Risks Related to Our Business — Our advisor may terminate the advisory agreement, which could require us to pay substantial fees and may require us to find a new advisor and/or sub-advisor” section on page 38 of our prospectus and the “Management of Our Company — The Advisory Agreement” section beginning on page 140 of our prospectus:

Our board of directors, including a majority of our independent directors, approved, and effective as of January 7, 2013, we and Griffin-American Healthcare REIT II Holdings, LP entered into, a Mutual Consent to Renew Advisory Agreement with Griffin-American Healthcare REIT Advisor, LLC, or our advisor, based upon an evaluation of (i) our advisor’s performance to date; (ii) the expenses incurred by us in light of our investment performance, net assets and net income;

(iii) the compensation paid to our advisor in relation to the nature and quality of services performed (and such compensation being within the limits prescribed by our charter); (iv) the amount of the fees paid to our advisor in relation to the size, composition and performance of our portfolio; (v) the success of our advisor in generating opportunities that meet our investment objectives; (vi) rates charged to other unaffiliated real estate investment trusts and to investors other than real estate investment trusts by advisors performing the same or similar services; (vii) additional revenues realized by our advisor and its affiliates through their relationship with us, including loan administration, underwriting or broker commissions, servicing, engineering, inspection and other fees, whether paid by us or by others with whom we do business; (viii) the quality and extent of service and advice furnished by our advisor; (ix) the performance of our portfolio, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and (x) the quality of our portfolio relative to the investments generated by our advisor for its own account. Based on the aforementioned factors and the supervision of our advisor by our independent directors, our board of directors determined that the provisions of the advisory agreement by and among us, Griffin-American Healthcare REIT II Holdings, LP and our advisor dated November 7, 2011, or the advisory agreement, were being carried out, the compensation we have paid and will pay to our advisor is reasonable in relation to the nature and quality of services performed, the compensation paid and to be paid to our advisor is within the limits prescribed by the NASAA REIT Guidelines and our advisor has performed well its duties and obligations under the advisory agreement. Our board of directors therefore deemed it to be in our best interest to renew the advisory agreement through the execution of the Mutual Consent to Renew Advisory Agreement. The advisory agreement, as renewed, has a term of one year and will terminate on January 7, 2014, unless earlier terminated without cause or penalty by either party, subject to a 60-day transition period with respect to certain provisions of the advisory agreement, or renewed for an additional one-year term upon written mutual consent of the parties to the agreement. As a result, all references in our prospectus to the advisory agreement now refer to the advisory agreement, as renewed.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Distribution Policy” section on page 21 of our prospectus and the “Description of Capital Stock — Distribution Policy” section beginning on page 198 of our prospectus:

Our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on January 1, 2013 and ending on March 31, 2013. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001863014 per day per share of common stock, which is equal to an annualized distribution of $0.68 per share (or an annualized distribution rate of 6.65%, assuming a purchase price of $10.22 per share). These distributions will be aggregated and paid in cash or reinvested in shares of our common stock pursuant to the DRIP monthly in arrears. The distributions declared for each record date will be paid only from legally available funds.

Executive Stock Purchase Plans

The following information should be read in conjunction with the discussion contained in the “Management of Our Company — Executive Stock Purchase Plans” section beginning on page 129 of our prospectus:

Effective January 1, 2013, Jeffrey T. Hanson, our Chairman of the Board of Directors and Chief Executive Officer and a principal of American Healthcare Investors LLC, or American Healthcare Investors; Danny Prosky, our President and Chief Operating Officer and a principal of American Healthcare Investors; Shannon K S Johnson, our Chief Financial Officer and the Senior Vice President, Accounting and Finance of American Healthcare Investors; Mathieu B. Streiff, our Executive Vice President and a principal of American Healthcare Investors; Stefan Oh, our Senior Vice President of Acquisitions and the Senior Vice President, Acquisitions of American Healthcare Investors; and Cora Lo, our Secretary and the Senior Vice President, Securities Counsel of American Healthcare Investors; each adopted an executive stock purchase plan, or the Executive Stock Purchase Plans, whereby each executive has irrevocably agreed to invest all or a portion of their net after-tax base salary compensation (and, with respect to Messrs. Hanson, Prosky and Streiff, any bonus cash compensation) as employees of American Healthcare Investors, our co-sponsor, that is paid on or after January 4, 2013 directly into our company by purchasing shares of our common stock on a regular basis, corresponding to regular payroll periods and, with respect to Messrs. Hanson, Prosky and Streiff, the payment of any bonus cash compensation. Pursuant to the Executive Stock Purchase Plans, Mr. Hanson, Mr. Prosky and Mr. Streiff have agreed to invest 100%, 50.0% and 50.0%, respectively, of their net after-tax salary and bonus cash compensation as employees of American Healthcare Investors beginning with the regularly scheduled payroll payment on January 4, 2013, and Ms. Johnson, Mr. Oh and Ms. Lo have agreed to invest 15.0%, 15.0%, and 10.0%, respectively, of their net after-tax base salaries as employees of American Healthcare Investors into shares of our common stock beginning with the regularly scheduled payroll payment on January 4, 2013. Additionally, Chris

Rooney, our Vice President, Asset Management and the Senior Vice President, Asset Management of American Healthcare Investors, has entered into a stock purchase plan whereby he has irrevocably agreed to invest 15.0% of his net after-tax base salary and bonus cash compensation as an employee of American Healthcare Investors into shares of our common stock beginning with the regularly scheduled payroll payment on January 4, 2013, and Damon Elder, the Senior Vice President, Marketing and Communications of American Healthcare Investors, has entered into a stock purchase plan whereby he has irrevocably agreed to invest 10.0% of his net after-tax base salary as an employee of American Healthcare Investors into shares of our common stock beginning with the regularly scheduled payroll payment on January 4, 2013. The Executive Stock Purchase Plans and the stock purchase plans of Messrs. Rooney and Elder each terminate on the earlier of (i) December 31, 2013, (ii) the termination of this offering and our follow-on offering, (iii) any suspension of this offering or our follow-on offering by our board of directors or a regulatory body, or (iv) the date upon which the number of shares of our common stock owned by such person, when combined with all their other investments in our common stock, exceeds the ownership limits set forth in our charter. The shares of our common stock will be purchased pursuant to our registered public offering at the public offering price per share, net of any selling commissions or dealer manager fee, which represents a current price of $9.198 per share.